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                           June 8, 2022

       Andrea Petersen
       Chief Executive Officer
       School of Whales Commercial Real Estate Equity Fund, LLC
       2900 SW 28th Terrace, Suite 202
       Miami, FL 33133

                                                        Re: School of Whales
Commercial Real Estate Equity Fund, LLC
                                                            Post Qualification
Amendment to Form 1-A
                                                            Filed June 2, 2022
                                                            File No. 024-10995

       Dear Ms. Petersen:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Catherine De Lorenzo at 202-551-4079 or Ruairi Regan 202-551-
       3269 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Christopher A.
DiSchino, Esq.